MKDWELL TECH INC.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 18, 2023

Re:	MKDWELL Tech Inc. (CIK No. 0001991332) Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

We, MKDWELL Tech Inc., are a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s ordinary shares, in connection with the proposed business combination involving the Company and Cetus Capital Acquisition Corp., a company organized under the laws of Delaware, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Financial Statements

The Company has included in this submission the audited consolidated financial statements of MKD Technology Inc. (“MKD Taiwan”) as of and for the years ended December 31, 2021 and 2022. MKD Taiwan is a company incorporated in Taiwan in 2006 and was the holding company for all the businesses of the Company. MKDWELL Tech Inc. is business company limited by shares incorporated under the laws of the British Virgin Islands on July 25, 2023 and has not engaged in any business operation since its incorporation. The Company respectfully advises the Commission that MKD Taiwan underwent certain corporate restructuring through which MKD Taiwan became a subsidiary of MKD Technology Inc. The Company intends to subsequently include in its amendments to the Draft Registration Statement the consolidated financial statements of MKD Taiwan as required by Regulation S-X. The Company was incorporated for the sole purpose of effectuating the transactions described in the Draft Registration Statement. The Company has no material assets and does not operate any businesses. Accordingly, no financial statements of the Company have been included in the Draft Registration Statement.

If you have any questions regarding the Draft Registration Statement, please contact our attorneys Huan Lou at hlou@srf.law or David Manno at dmanno@srf.law.

Yours truly

For and on behalf of

MKDWELL Tech Inc.

/s/ Ming-Chia Huang
Name:	Director
Title:	Ming-Chia Huang